EXHIBIT 1.3

AMENDMENT NO. 1 TO

AMENDED AND RESTATED RIGHTS AGREEMENT

This AMENDMENT NO. 1 (the “Amendment No.1”) dated as of October 29, 2003, is to the AMENDED AND RESTATED RIGHTS AGREEMENT, dated as of September 1, 1999, between Flow International Corporation, a Washington corporation (the “Company”), and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.), a New Jersey limited liability company (the “Rights Agent”).

RECITALS

WHEREAS, the Company and First Interstate Bank, Ltd. (the predecessor in interest to the Rights Agent) are parties to a certain Rights Agreement dated as of June 7, 1990 (the “Original Rights Agreement”).

WHEREAS, pursuant to Section 27 of the Original Rights Agreement, the Company and the Rights Agent have heretofore entered into an Amended and Restated Rights Agreement dated as of September 1, 1999 (as amended, the “Amendment”), whereby the parties hereto amended and restated the Original Rights Agreement to read in its entirety in the form of the Amendment.

WHEREAS, pursuant to Section 27 of the Amendment, the Company has determined that it is desirable to amend the Amendment as set forth herein, and the Rights Agent is willing to amend the Amendment as set forth herein.

AGREEMENT

In consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

SECTION 1. AMENDMENT OF CERTAIN DEFINITIONS.

The following defined terms are hereby amended and restated to read in their entirety as follows:

“ACQUIRING PERSON” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of the Threshold Percentage or more of the Common Stock then outstanding other than as a result of a Permitted Offer, but shall not include any Exempt Person. Notwithstanding the foregoing, no Person shall become an “ACQUIRING PERSON” as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to the Threshold Percentage or more of the Common Stock of the Company then outstanding; PROVIDED, HOWEVER, that if a Person shall become the Beneficial

Owner of the Threshold Percentage or more of the Common Stock of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, increase the number of shares of Common Stock of the Company beneficially owned by such Person above the number of shares of Common Stock of the Company beneficially owned by such Person at the time of the last such share purchase by the Company, then such Person shall be deemed to be an “ACQUIRING PERSON.” Notwithstanding the foregoing, (1) if the Board of Directors of the Company determines in good faith that Person who would otherwise be an “ACQUIRING PERSON,” as defined pursuant to the preceding sentences of this definition, has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an “ACQUIRING PERSON”, as defined pursuant to the preceding sentences of this definition, then such Person shall not be deemed to be an “ACQUIRING PERSON” for any purposes of this Amendment or (2) if the Board of Directors of the Company determines in good faith that Person who would otherwise be an “ACQUIRING PERSON,” as defined pursuant to the preceding sentences of this definition, has become such inadvertently, and such Person (a) prior to the applicable Distribution Date enters into a standstill agreement in form and substance satisfactory to the Company and (b) agrees to divest a sufficient number of shares of Common Stock so that such Person would no longer be an “ACQUIRING PERSON”, as defined pursuant to the preceding sentences of this definition within no more than one year from the date of such agreement, then such Person shall not be deemed to be an “ACQUIRING PERSON” for any purposes of this Amendment; PROVIDED that such person shall become an “ACQUIRING PERSON” if such Person (x) materially breaches such standstill agreement (as determined by the Board of Directors of the Company) and either (i) such breach is not waived in writing by the Company or (ii) such Person fails to cure such breach within five Business Days after receipt of notice of such breach from the Company or (y) fails to divest such Common Stock within the time period agreed.

“STOCK ACQUISITION DATE” shall mean the first date of public announcement (which for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) of the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such or such earlier date as a majority of the Board of Directors shall become aware of the existence of an Acquiring Person. Notwithstanding the foregoing, the “STOCK ACQUISITION DATE” with respect to a Person who would have been an “ACQUIRING PERSON” but for the application of clause (2) of the last sentence of the definition of “ACQUIRING PERSON” shall be deemed to be (x) the day immediately following the end of the five Business Day cure period specified in subclause (x) of clause (2) of the last sentence of the definition of “ACQUIRING PERSON” in the event such breach has not been waived in writing by the Company or such Person shall have failed to cure such breach or (y) the last day of the time period agreed with the Company for such Person to divest Common Stock if such Person shall have failed to divest such stock pursuant to subclause (y) of clause (2) of the last sentence of the definition of “ACQUIRING PERSON”.

SECTION 2. FULL FORCE AND EFFECT.

Except as amended hereby, the Amendment shall remain unchanged and shall remain in full force and effect.

SECTION 3. COUNTERPARTS.

This Amendment No. 1 may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

SECTION 4. DESCRIPTIVE HEADINGS.

Descriptive headings of the several Sections of this Amendment No. 1 are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and attested, all as of the day and year first above written.

FLOW INTERNATIONAL CORPORATION

By:	/s/ Stephen R. Light
Name:	Stephen R. Light
Title:	President and CEO

MELLON INVESTOR SERVICES LLC

By:	/s/ Thomas L. Cooper
Name:	Thomas L. Cooper
Title:	Assistant Vice President